Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549
U.S.A.

30 August 2004

BD/AH

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

Bernard Daly

Encls

STOCK EXCHANGE

DATE	ANNOUNCEMENT
15 July 2004	Announcement of Chairman Designate appointment Sean FitzPatrick.
19 July 2004	Notification of Interests of Directors and Connected Persons (X9)

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
30 June 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 8,278 new ordinary shares – Dated 29/06/2004
6 July 2004	Statutory Form B10 –Change of Directors home address -Dated 3/07/04
7 July 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 4,082 new ordinary shares – Dated 7/07/2004
16 July 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 600,425 new ordinary shares – Dated 16/07/2004
30 August 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 1,787 new ordinary shares – Dated 19/08/2004
30 August 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 519 new ordinary shares – Dated 19/08/2004

Anglo Irish Bank announces appointment of Chairman Designate

The Board of Anglo Irish Bank Corporation plc are pleased to announce today (15 July 2004) the appointment of Sean FitzPatrick to succeed Peter Murray as Non-executive Chairman in January 2005. Peter Murray is retiring from his position as a Non-executive Director having joined the Board in 1993.

Sean FitzPatrick joined the Bank in 1980 and was appointed Chief Executive in 1986. Under Mr. FitzPatrick's leadership, the Bank has experienced strong and sustained commercial and financial performance. His appointment as Non-executive Chairman was recommended by the Group's Nomination and Succession Committee. This followed a thorough assessment of the specific requirements of the role and consultation with several of the Group's major shareholders and the Irish Association of Investment Managers. The Committee determined that Mr. FitzPatrick was best suited to the role of Non-executive Chairman because of his substantial banking knowledge and experience, his understanding of the market and for his appreciation of the culture and strategy which are fundamental to the success of the Bank. The Board unanimously accepted the Committee's recommendation.

Commenting on the appointment Peter Murray said, "We are delighted with Sean's appointment as Chairman. The Board sought to select the very best candidate for the position and we are confident that Sean is ideally suited to the role."

Regarding the selection of a successor to Sean FitzPatrick as Chief Executive, Peter Murray added, "the process to select and appoint a Chief Executive Designate, which is being managed by the Group's Nomination and Succession Committee, is well under way. As previously indicated we will make an announcement of the Board's decision prior to the end of the current financial year."

- ends -

For further information please contact

Peter Murray (Chairman) or Willie McAteer (Finance Director)
Anglo Irish Bank Corporation plc
Tel: +353 1 6162003

AVS Number: 032661

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 404306

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patricia Jamal

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

72

8. Percentage of issued class

0.00002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

15,072

16. Total percentage holding of issued class following this notification

0.0045 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 862837

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Fintan Drury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

125

8. Percentage of issued class

0.00004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

26,125

16. Total percentage holding of issued class following this notification

0.0078 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 669299

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Gary McGann

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

121

8. Percentage of issued class

0.00004 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

25,121

16. Total percentage holding of issued class following this notification

0.0075 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 888576

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William McAteer	**1,186,473**
Marie McAteer	**1,400**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

6

8. Percentage of issued class

0.000002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

1,193,393

16. Total percentage holding of issued class following this notification

0.36 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 574012

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Ltd a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,007

8. Percentage of issued class

0.0003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

209,033

16. Total percentage holding of issued class following this notification

0.063 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 318280

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Anton Stanzel

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Anton Stanzel 1,253

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

0.000002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

1,260

16. Total percentage holding of issued class following this notification

0.0004 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 963169

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

1,095

8. Percentage of issued class

0.00032 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

227,219

16. Total percentage holding of issued class following this notification

0.068 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 608591

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Murray	**63,030**
Trustees of the AAML Executive Pension Plan	**37,250**
Chase Nominees Limited	**21,000**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

586

8. Percentage of issued class

0.00018 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

121,866

16. Total percentage holding of issued class following this notification

0.036 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 583482

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean FitzPatrick	**10,886**
Sean & Triona FitzPatrick	**499,639**
Anglo Irish Bank (Nominees) Ltd a/c 678	**1,217,681**
Anglo Irish Bank (Nominees) Ltd a/c 359	**5,514**
AIAC Unique Portfolio	**145,107**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

9099

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€12.41691

13. Date of transaction

16 July 2004

14. Date company informed

16 July 2004

15. Total holding following this notification

1,887,926

16. Total percentage holding of issued class following this notification

0.57 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

19 July 2004

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

SEC MAIL RECEIVED PROCESSING SEP 15 2004 WASH. DC 155 SECTION

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Date of allotment(s) *notes one and two* made on 29/06/2004

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Terence Carroll 7 Kincorra Road Clontarf Dublin 3	Ordinary €0.32	8,278

Presenter's Name
Cliona Joyce

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
8,278		0.32	1.79	14,839.64

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 14,839.64

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature: B Daly

Date

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number: 22045

Date of allotment(s) *notes one and two* made on 29/06/2004

or made from ____________ to ____________

E Value of assets contributed or to be contributed		F Nominal value of shares allotted	
1. Total from Section C	€ 14,839.64		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 14,839.64	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 14,839.64		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 14,839.64
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 149.00
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 149.00
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 161.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Presenter:
ANGLO IRISH BANK CORPORATION PUBLI[redacted]
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 3899016
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

SEC MAIL PROCESSING
RECEIVED
SEP 15 2004
WASH. DC
155
SECTION

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

Bernard Daly
Signature

3/07/04
Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: Nil

[redacted]

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 3 July 2004

Company details

Company number 22045
Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

2
Type of event Change of Address of related party
Type of relationship Directorship

Particulars of director / secretary (2)

2 Change of Address of related party Directorship

Type of entity Individual resident abroad

Individual details

Surname Stanzel
Forename Anton
Address Seniorenresidenz Oberlaa
Fontanastrabe 10/2013
A-1100 Vienna
Austria

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary
Type of entity Irish resident individual

Individual details

Surname Daly
Forename Bernard

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162410

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIVED SEP 15 2004 PROCESSING SECTION

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 07/07/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Jeremy McGahan Flat 54, Kings Court South, Chelsea Manor gardens, London SW3 5EG	Ordinary €0.32	4,082

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of (✓ as appropriate)

Cash ☑ Complete Section C — Non-Cash ☐ Complete Section D — Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,082	Ordinary	0.32	3.23	13,184.86

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 13,184.86

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct ☑ Director ☐ Company Secretary

Signature: Thomas J. Browne

Date: 9/07/04

Name *Block letters please*

Thomas Browne

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 07/07/2004
notes one and two

or made from ____________ to ____________

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 13,184.86		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 13,184.86	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 13,184.86		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 13,184.86

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 131.85

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 131.85

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 143.85

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

SEC MAIL PROCESSING SECTION RECEIVED SEP 15 2004 WASH DC 155

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5
(Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 16/07/2004
notes one and two

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend Scheme	Ordinary €0.32	600,425

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
600,425	Ordinary	0.32	7.52	4,515,196.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 4,515,196.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Scrip Dividend Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

[✓] Director [ ] Company Secretary

Signature [signature]

Date 16/07/2004

Name *Block letters please*

Thomas Browne

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 16/07/2004
notes one and two

or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1.Total from Section C	€ 4,515,196.00		1.Amount/ Denomination
+			
2.Total from Section D	€ 0.00		2.Conversion Rate
3.Total 1 + 2 above	€ 4,515,196.00	€	3.Amount in €
4.Expenses *note four*	€ 0.00		
5.Total 3 - 4	€ 4,515,196.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 4,515,196.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 0.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 0.00

+

€ 12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 12.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

SEC MAIL RECEIVED PROCESSING SEP 15 2004 WASH. DC 155 SECTION

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 19/08/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the <u>first</u> date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ms Gayle Fisher 59 Fawkner Close Chelmsford CMUP 62	Ordinary €0.32	1,787

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,787	Ordinary	0.32	3.11	5,557.57

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 5,557.57

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature: BD [signature]

Date: 19/03/04

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

~~Date of allotment(s)~~ *notes one and two* — ~~made on 19/08/2004~~

or made from ______ to ______

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted

E		F	
1. Total from Section C	€ 5,557.57		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 5,557.57	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 5,557.57		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 5,557.57

Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 55.57
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 55.57
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 67.57

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

SEC MAIL PROCESSING SECTION RECEIVED SEP 15 2004 WASH DC 105

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 19/08/2004
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ms Gayle Fisher 59 Fawkner Close Chelmsford CMUP 62	Ordinary €0.32	519

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash [✓] ~~Complete Section C~~ | Non-Cash [ ] ~~Complete Section D~~ | Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
519	Ordinary	0.32	4.87	2,527.53

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 2,527.53

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature: B Daly

Date: 19/03/04

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number 22045

Date of allotment(s) made on 19/08/2004
notes one and two

or made from ______ to ______

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 2,527.53		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 2,527.53	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 2,527.53		

Greater amount of boxes E5 or F3

	€ 2,527.53
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 25.27
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 25.27
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 37.27

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform